North Capital Private Securities: Bad Actor Check



Exhibit E

Name of covered person: Zafir Rashid

Date: May 8, 2024

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that Zafir Rashid is likely: **NOT DISQUALIFIED**	
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins a the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	











North Capital Private Securities: Bad Actor Check

SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✓
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✓
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✓
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✓
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** Other derogatory other information was found. See Exhibit A for more information.	!

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

There was a summary judgment against Zafir Rashid, Kushwant Sidhu, and Satpreet Thiara for $49,377.54 plus interest in September 2014 in the Court of Queen's Bench of Manitoba. Please refer to the link below for more information.

https://publications.gc.ca/collections/collection_2015/csc-scc/JU8-1-2015-10-30.pdf